Exhibit 4.8

Summary of Main Contractor Agreement

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On February 3, 2019, A. Weiss Construction and Supervision Ltd. (the “Contractor”) and Nova Measuring Instruments Ltd. (the “Company”) entered into a construction contractor agreement, as further elaborated below (the “Contractor Agreement”).

11.	The Engagement
The Company has engaged with the Contractor under the Contractor Agreement in order to set the terms under which the Contractor will perform the main construction and adjustment works in connection the Company’s new premises located at the Rehovot Science Park, on Menahem Begin St. (the “Services”). The Services shall also include, among others, adjustments of electro-mechanical systems as well as works related to electricity, plumbing, air conditioning, flooring, cladding and carpentry, all in accordance with the specifications, plans and the quantities schedule (Ktav-Kamuyot) enclosed to the Contractor Agreement. The Services shall be performed by the Contractor, as well as by sub-contractors on its behalf, on a turn-key basis.

12.	Consideration
In consideration for the Services, the Contractor shall be entitled to an expected aggregate fee of up to NIS 37,022,066, excluding value added tax (the “Total Consideration”). The Total consideration shall be allocated to monthly payments, to be paid on a net + 45 days basis. Such monthly payments shall be calculated based on the actually used quantities multiplied by the price per quantity, as set forth in the quantities schedule. Upon the completion of the Services a final expense report to be submitted to the Company by the Contractor within 30 days following the completion of the Services.

13.	Duration of Services
The Services are expected to take place during a period of up to six months, in accordance with the time schedule enclosed to the Contractor Agreement.

14.	Inspection and Warranty Periods
The Contractor Agreement sets forth an inspections period of 24 months commencing upon the finalization of the Services (the “Inspection Period”) and a warranty period of 36 months commencing upon the lapse of the Inspection Period (the “Warranty Period”). During the Inspection Period and the Warranty Period, as applicable, the Contractor shall fix any and all defects in or resulted from the Services, no later than 7 days from the Company’s demand.

15.	Guarantees
Upon the execution of the Contractor Agreement, the Contractor shall issue a performance bank guarantee in an amount equivalent to 10% of the Total Consideration. Upon the completion of the Services and the commencement of the Inspection Period, such performance guarantee shall be replaced by an inspection guarantee in an amount equivalent to 5% during the first 12 months of the Inspection Period and 3% during the second 12 months of the Inspection Period.

In addition, the Company shall withhold an amount of 3% from each payment payable to the Contractor. One third of the amount so withheld shall be released by the Company and paid to the Contractor upon the lapse of the first 6 months of the Inspection Period. The remainder of the amount so withheld shall be released by the Company and paid to the Contractor upon the lapse of the first 12 months of the Inspection Period.

16.	Late Delivery Penalty
In the event that the Services has not been completed by the Contractor by the date set forth in the time schedule, the Company shall be entitled to a liquidated compensation of (i) NIS 5,000 per day for the first week of delay; (ii) NIS 15,000 per day for the second week of delay; and (iii) NIS 20,000 per day for any further delay.

17.	Insurance
The Company shall issue obtain a Contractor Work insurance policy to cover risks related to the Services, including property damage, third party liability and employer insurance. The Contractor shall reimburse the Company for the premium paid in connection with such policy, in an amount of NIS 120,000, by offsetting such amount from the Consideration. The Contractor shall issue an insurance policy for its professional liability, product liability and equipment.

18.	Term
The term of the Contractor Agreement shall be agreed between the parties in connection with the period required to perform the Services.

19.	Termination
The Contractor Agreement may be terminated by the Company for convenience, by providing to the Contractor a 7-days prior written notice.